UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

 CENTRAL PUERTO S.A

City of Buenos Aires, November 3, 2023

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175 - City of Buenos Aires.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299 – City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martín 344– City of Buenos Aires

Subject: Relevant fact - Dividend Payment Notice

Dear Sir or Madam:

I am pleased to contact you, in my capacity as Market Relations Officer of Central Puerto S.A. (the “Company” or “CPSA”), in order to inform you that on November 2, 2023 the Board of Directors of the Company, within the framework of the delegation made by the Shareholder’s Meeting held on September 15, 2023, resolved to partially disaffect the voluntary reserve for payment of dividends, and to distribute dividends equivalent to the amount of Ps. 29.72 per share, which will be paid 93% in securities and 7% in cash, as detailed in this notice. It is expressly stated that the shareholders' ownership recorded as of November 9, 2023, will be the only ones considered for purposes of the dividend payment ("Cut-Off Date").

1) 93% of the dividend will be paid through the delivery of Global Bonds of the Republic of Argentina redeemable in U.S. dollars and maturing on July 9,2035 whose ticker code is GD35 - ISIN US040114HT09 ("GD35 Global Bonds"), Global Bonds of the Republic of Argentina redeemable in U.S. dollars and maturing on January 9, 2038 whose ticker code is GD38 - ISIN US040114HU71 ("GD38 Global Bonds"), Global Bonds of the Republic of Argentina redeemable in U.S. dollars and maturing on July 9, 2041 whose ticker code is GD41 - ISIN US040114HV54 ("GD41 Global Bonds"), Dual Currency National Treasury Bond maturing on June 30, 2024 whose ticker code is TDJ24 - ISIN ARARGE320EB0 ("TDJ24 Dual Bonds"), and, 0.4% U.S. dollar-linked National Treasury bond maturing on April 30, 2024 whose ticker code is TV24 - ISIN ARARGE320C18 ("TV24 Dollar Linked Bonds"), as provided by the Company at the time of payment, and valued at the closing price at the close of business on the business day immediately preceding the Cut-off Date, respecting the principle of equality of all shareholders, according to their respective holdings.

2) The dividend paid in cash will be used for the payment of income tax withholding on the dividend, except in cases where it is not applicable.

Likewise, the amounts duly paid by the Company, in its capacity of Substitute Responsible for the Personal Property Tax of those shareholders who have been subject to said tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 after Article 25 of Law No. 23,966, substituted by Law No. 27,541, shall be deducted.

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3) The shareholder who so desires, will have the option to request the Company to pay the dividend by delivering to the Caja de Valores, after deduction of the income tax withholding and the deduction set forth in item 2, both cases as applicable, of GD35 Global Bonds. The amount of GD35 Global Bonds to be delivered will be determined on the basis of the price of such bond at the close of trading on the business day immediately preceding the payment date.

4) Shareholders who wish to receive the net dividend only in Global National Government Securities 2035 (GD35), must notify the Company exclusively to the mailbox tesoreria.inversores@centralpuerto.com, up to and including November 8, 2023. Any notification made by other means will not be taken into account.

5) Likewise, the dividend will be settled in Pesos for those shareholders whose participation in the Company is not sufficient to receive the portion of the dividend in kind or in case it is necessary to complete the amount of the fractions that occur and/or the rounding caused by the liquidation of fractions.

6) The holders of American Depositary Certificates (ADRs) will receive the distributions that correspond to them in accordance with the respective deposit contract through JP Morgan Chase Bank NA.

We inform you that, as is publicly known, the foreign exchange and stock exchange regulations in force in Argentina have increased their restrictions, and therefore JP Morgan Chase Bank NA, depositary of the ADRs, is currently prevented from distributing the dividend paid by the Company. In this sense, the holders of American Depositary Receipts (ADRs) will receive the distributions as soon as the aforementioned regulation allows it.

7) It is hereby stated that the capital stock of the Company as of today's date amounts to Ps. 1,514,022,256, and that the treasury shares held in portfolio amounts to a nominal value of 2,299,993, which are excluded from the dividend.

8) The Dividend Payment Date is November 16, 2023.

Leonardo Marinaro Market Relations Officer Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 3, 2023	By:	/S/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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